Exhibit 99.1

ARIS MINING EXPANDS HIGH-GRADE SEGOVIA RESERVE AND RESOURCE ESTIMATES

Vancouver, Canada, January 8, 2026 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) has updated the Segovia mineral reserve and resource estimates with an effective date of November 28, 2025.

•	Measured and indicated mineral resources increased by 7% to 3.6 million ounces of gold (Moz), up from 3.4 Moz in the 2024 estimate, while inferred resources increased by 12% to 2.9 Moz, reflecting continued exploration success and resource growth at Segovia.
•	Proven and probable mineral reserves increased by 12% to 1.5 Moz, up from 1.3 Moz in the 2024 estimate, reflecting successful conversion of resources to reserves and ongoing mine development at Segovia.
•	Segovia’s mineral inventory remains exceptionally high grade, with measured and indicated resources averaging 15.3 g/t Au and proven and probable reserves averaging 10.7 g/t Au.

Neil Woodyer, CEO of Aris Mining, commented “The updated Segovia reserve and resource estimates underscore the strength and durability of this exceptional high-grade asset. Compared to our prior estimates in 2024, measured and indicated resources increased by 7%, inferred resources grew by 12%, and proven and probable reserves increased by 12% or 160,000 ounces, net of mined depletion, reinforcing Segovia’s long mine life and supporting higher production rates following the mill expansion. Segovia continues to provide a strong foundation of high-margin production and long-term value creation for Aris Mining.”

Given the rapid and significant changes in the gold price over the past year, the selection of an appropriate gold price assumption for mineral resource reporting requires careful judgment. The Company selected a gold price of $3,200 per ounce for mineral resources and $2,800 per ounce for mineral reserves.

To provide transparency and context, the Company has included a mineral resource sensitivity analysis across a wide range of gold prices, from $2,100 per ounce, consistent with the gold price used in the 2024 estimate, to the $3,200 per ounce selected for the 2025 estimate. The sensitivity analysis demonstrates that the Segovia mineral resource is largely insensitive to gold price assumptions, with measured and indicated contained gold ranging from 3.4 Moz to 3.6 Moz, reflecting the high-grade nature and strong underlying economics of the deposit.

The table below summarizes the sensitivity of the 2025 mineral resource estimate to gold price.

Table 1: Sensitivity of the 2025 mineral resource estimate to gold price

Gold price (US$/oz)		2,100	2,300	2,500	2,800	3,000	3,200
Tonnes (kt)	Measured	3,274	3,449	3,598	3,811	3,928	4,050
	Indicated	2,556	2,711	2,851	3,061	3,188	3,321
	Measured and Indicated	5,830	6,160	6,449	6,872	7,117	7,371
	Inferred	4,659	4,971	5,264	5,744	6,017	6,289
Grade (Au g/t)	Measured	17.40	16.73	16.20	15.50	15.14	14.78
	Indicated	19.40	18.59	17.91	16.97	16.45	15.94
	Measured and Indicated	18.28	17.55	16.96	16.16	15.73	15.30
	Inferred	17.59	16.79	16.12	15.11	14.60	14.13
Contained Gold (koz)	Measured	1,831	1,855	1,874	1,899	1,912	1,925
	Indicated	1,595	1,620	1,642	1,670	1,686	1,701
	Measured and Indicated	3,426	3,475	3,516	3,570	3,598	3,626
	Inferred	2,634	2,684	2,728	2,791	2,825	2,856

The table below summarizes the 2025 mineral resource estimate (the 2025 MRE), with the 2024 MRE for reference.

Table 2: Segovia mineral resource estimate effective November 28, 20251

Effective date	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (kt)	Grade Au (g/t)	Oz Au (koz)	Tonnes (kt)	Grade Au (g/t)	Oz Au (koz)	Tonnes (kt)	Grade Au (g/t)	Oz Au (koz)	Tonnes (kt)	Grade Au (g/t)	Oz Au (koz)
28-Nov-2025	4,050	14.78	1,925	3,321	15.94	1,701	7,371	15.30	3,626	6,289	14.13	2,856
31–Jul-2024[2]	3,637	16.03	1,875	2,943	16.07	1,521	6,580	16.05	3,396	5,138	15.38	2,541

•      Mineral resources are inclusive of mineral reserves.

•      Mineral resources are not mineral reserves and have no demonstrated economic viability.

•      There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral resource estimate.

•      Totals may not add due to rounding.

•      A gold price of US$3,200 per ounce was used for the 2025 MRE. The 2024 MRE used a gold price of US$2,100 per ounce.

•      The 2025 MRE utilized a gold cut-off grade of between 2.04 g/t and 2.95 g/t depending on mineral resource area. The cut-off grade values were applied to vein grades diluted to a minimum mining width of one vertical metre.

•      The 2025 MRE was prepared by Pamela De Mark, P.Geo., Senior Vice President of Geology and Exploration of Aris Mining, who is a Qualified Person as defined by NI 43-101.

The table below summarizes the 2025 mineral reserve estimate, with the 2024 mineral reserve estimate for reference.

Table 3: Segovia mineral reserve estimate effective November 28, 20251

Effective date	Proven			Probable			Proven & Probable
	Tonnes (kt)	Grade Au (g/t)	Oz Au (koz)	Tonnes (kt)	Grade Au (g/t)	Oz Au (koz)	Tonnes (kt)	Grade Au (g/t)	Oz Au (koz)
28-Nov-2025	1,708	9.92	545	2,659	11.21	958	4,367	10.70	1,503
31–Jul-2024[2]	1,886	11.25	682	1,989	10.33	660	3,875	10.78	1,343

•      There are no known mining, legal, political, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the mineral reserve estimate.

•      Totals may not add due to rounding.

•      A gold price of US$2,800 per ounce was used for the 2025 mineral reserve estimate. The 2024 mineral reserve used a gold price of US$1,915 per ounce.

•      The 2025 mineral reserve estimate utilized a gold cut-off grade of between 2.33 g/t and 3.38 g/t depending on mineral reserve area. The cut-off grade values were applied to vein grades diluted to a minimum mining width that varies according to the mining area.

•      The 2025 mineral reserve estimate was prepared by Aris Mining technical staff under the supervision of and reviewed by Miguel Marcelo Roldán, FAusIMM, Technical Services Manager, Segovia Operations, of Aris Mining, who is a Qualified Person as defined by NI 43-101.

1 See the “Technical Disclosure and Qualified Person” section below.

2 See press release dated October 7, 2024, entitled “Aris Mining Reports Q3 2024 Gold Production, Updates Segovia Reserve and Resource Estimates and Expansion Milestones”.

Technical Disclosure and Qualified Person

The technical information in this news release was reviewed and approved by Pamela De Mark, P.Geo, Senior Vice President, Geology and Exploration of Aris Mining, who is a Qualified Person as defined by NI 43-101. Ms. De Mark has fully verified the sampling, analytical, and test data as well as the geological interpretation underlying the information or opinions disclosed in this news release by way of analysis of the data and the geological interpretations while preparing the 2025 MRE and reviewing the 2025 mineral reserve estimate.

The mineral resource and reserve estimates, scientific disclosure, and technical information included in this news release are based upon information included in the technical report entitled “NI 43-101 Technical Report for the Segovia Operations, Antioquia, Colombia” dated December 6, 2023 and effective as of September 30, 2023 and prepared by Aris Mining. This document is available for review on the Company’s website at www.aris-mining.com and on the Company’s profile on SEDAR+ at www.sedarplus.ca.

About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading South America-focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration, and development projects. Aris Mining intends to unlock value through scale and diversification. The Company is listed on the TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Complex, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of more than 500,000 ounces of gold, driven by the commissioning of a second mill at Segovia, completed in June 2025 and ramping up since, and the construction of the Bulk Mining Zone at the Marmato Complex, with first gold expected in Q4 2026.

In Guyana, Aris Mining owns the Toroparu gold project, where a new Preliminary Economic Assessment has been completed and a Prefeasibility Study is in progress. Following completion of the PFS, Toroparu will be positioned to advance toward construction.

Aris Mining also owns the Soto Norte gold project, where a Prefeasibility Study has been completed on a smaller-scale development plan confirming Soto Norte as a high-grade, long-life project with strong economics and industry-leading environmental and social design features. Environmental studies are being finalized, which are scheduled to be submitted in the first half of 2026 to initiate the licensing process.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel	Lillian Chow
Senior Vice President, Capital Markets	Director, Investor Relations & Communications
+1.917.847.0063	info@aris-mining.com

Cautionary Language

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to Segovia’s mineral reserve and mineral resource estimates, projected gold prices, and statements included in the “About Aris Mining” section of this news release relating to the Segovia Operations, Marmato Complex, Soto Norte Project and Toroparu Project are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

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